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                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                      Form N-8A

                             NOTIFICATION OF REGISTRATION
                        FILED PURSUANT TO SECTION 8(A) OF THE
                            INVESTMENT COMPANY ACT OF 1940


The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

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Name:     Rydex Variable Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

               c/o 6116 Executive Boulevard, Suite 400
               Rockville, Maryland  20852

Telephone Number (including area code):  (301) 468-8520

Name and address of agent for service of process:

Albert P. Viragh, Jr.
Rydex Variable Trust
6116 Executive Boulevard, Suite 400
Rockville, Maryland 20852

               Copies to:     John H. Grady, Jr., Esq.
                              Morgan, Lewis & Bockius LLP
                              1800 M Street, N.W., 9th Floor
                              Washington, D.C.  20036

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Check Appropriate Box:

     Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: Yes X No
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Notice:  A copy of the Agreement and Declaration of Trust of Rydex Variable
Trust is on file with the Secretary of State of the State of Delaware and notice is hereby given that this Registration Statement has been executed on behalf of the Trust by an officer of the Trust as an officer and by its Trustees as trustees and not individually and the obligations of or arising out of this Registration Statement are not binding upon any of the Trustees, officers or shareholders individually, but are binding only upon the assets and property of the Trust.
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     Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Rockville State of Maryland on the 12th day of June, 1998.

                              Signature: RYDEX VARIABLE TRUST


                              By: /s/ Albert P. Viragh, Jr.
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                                   Albert P. Viragh, Jr.
                                   Sole Trustee, President and Chief Financial
                                    Officer


Attest: /s/ Carl G. Verboncoeur
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         Carl G. Verboncoeur